Exhibit 21
Subsidiaries of Insurance Auto Auctions, Inc.
The following is a list of subsidiaries of Insurance Auto Auctions, Inc. (an Illinois corporation).

Jurisdiction
Name	of Incorporation

Insurance Auto Auctions Corp.	Delaware
IAA Services, Inc	Illinois
IAA Acquisition Corp.	Delaware